AB 3/12

KH 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~44529~~

8-45529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Glen Cove Avenue
(No. and Street)

Glen Head NY 11545
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Mohammadi 516 676-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank Cicarelli
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019439

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Mohammadi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRC Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMES PINO
Notary Public, State of New York
No. 01PI6052559
Qualified in Nassau County
Commission Expires Dec. 18, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

HRC Investment Services, Inc

Financial Statements

December 31, 2010

HRC Investment Services, Inc

Financial Statements
For the Year Ended December 31, 2010

Table of Contents

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

Independent Auditors' Report on Financial Statements

To the Stockholders of
HRC Investment Services, Inc
Glen Head, New York

We have audited the accompanying balance sheet of HRC Investment Services, Inc. as at December 31, 2010, and the related statements of income, expenses, and changes in stockholders equity, cash flows, and net capital computation for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRC Investment Services, Inc. as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with generally in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

IVES & SULTAN, LLP
Certified Public Accountants
Woodbury, NY

February 17, 2011

HRC Investment Services, Inc

Balance Sheet
December 31, 2010

Current Assets	
Cash and Cash Equivalents *(Note 1b)*	$ 234,486
Non-Allowable Assets *(Note 2)*	35,284
	$ 269,770

Liabilities and Stockholders' Equity

Current Liabilities	
Accrued Expenses	$ 43,000
Loan Payable - First Niagra Bank *(Note 4)*	21,510
	64,510
Stockholders' Equity	
Capital Stock, No Par Value - 200 Shares Authorized, Issued and Outstanding	20,000
Additional Paid-In Capital	130,000
Retained Earnings	55,260
	205,260
	$ 269,770

The accompanying notes are an integral part of the financial statements.

HRC Investment Services, Inc

Statements of Income
Year Ended December 31, 2010

Revenues From Sales	$ 3,978,434
Expenses	
Payroll	1,553,926
Payroll Taxes	109,664
Office and General	250,407
Printing	848
Telephone and Utilities	41,699
Professional	104,992
Dues and Subscriptions	54,307
Postage and Delivery	28,662
Contributions	2,950
Travel	195,431
Rent	261,230
Insurance	412,032
Conferences and Seminars	12,625
Computer Expenses	54,482
Equipment Rental	33,330
Commissions	1,115,698
Advertising	3,545
Accounting Fee	7,500
Interest Expense	449
Depreciation	14,111
	4,257,888
Loss from Operations	(279,454)
Other Income	
Unrealized Gain on Investments	13,986
Interest Income	3,169
	17,155
Loss Before Income Taxes	(262,299)
Income Taxes *(Note 1e)*	334
Net Loss	$ (262,633)

The accompanying notes are an integral part of the financial statements.

HRC Investment Services, Inc

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

Retained Earnings as of January 1, 2010	$	317,893
Net Loss		(262,633)
Retained Earnings as of December 31, 2010	$	55,260

HRC Investment Services, Inc

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities:	
Net Loss	$ (262,633)
Adjustment to Reconcile Net Loss to	
Net Cash Provided By Operating Activities:	
Depreciation	14,111
Increase (Decrease) in Liabilities:	
Accrued Expenses	(1,407)
Net Cash Used By Operating Activities	(249,929)
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(11,386)
Cash Flows From Financing Activities:	
Principal Payments on Long-Term Debt	(21,510)
Additional Paid in Capital	130,000
Net Cash Provided by Financing Activities	108,490
Net Decrease in Cash and Cash Equivalents	(152,825)
Cash and Cash Equivalents - At Beginning	387,311
Cash and Cash Equivalents - At End	$ 234,486

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Income Taxes	$ -
Interest	$ 449

The accompanying notes are an integral part of the financial statements.

1. Summary of Significant Accounting Policies

a. Type of Organization

HRC Investment Services, Inc. is a New York "S" Corporation, duly organized and validly existing under the laws of the State of New York. The Company was incorporated on January 11, 1993. HRC Investment Services, Inc. acts as a broker/dealer conducting business in mutual funds and variable annuities.

HRC Investment Services, Inc. does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. HRC Investment Services, Inc. is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

HRC Investment Services, Inc. is required by the Financial Industry Regulatory Authority to maintain a minimum net capital of $100,000.

b. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c. Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

d. Property and Equipment

Depreciation of property and equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Both straight-line and declining balance depreciation methods are being utilized.

Property and equipment, renewals and improvements are capitalized at cost by additions to the related asset accounts, while repairs and maintenance costs are charged against income. The Company records sales and retirements by removing the cost and accumulated depreciation from the asset and reserve accounts, reflecting any resulting gain or loss in earnings.

1. Summary of Significant Accounting Policies (continued)

e. Income Taxes

The Company has adopted new accounting guidance as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, (formerly FIN 48), regarding how uncertain income tax positions the Company has taken or expects to take on a tax return, should be recognized, measured, presented and disclosed in the financial statements. The company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The adoption of this guidance did not have an impact on the company's financial position or results of operations. The management of the company has concluded that there are no uncertain tax positions that would require recognition in the company's financial statements. Generally, tax authorities can examine tax returns filed for the last three years therefore, the company's open audit periods are 2008 – 2010.

f. Subsequent Events

Management has evaluated subsequent events through February 17, 2011 the date that the financial statements were available to be issued. No significant material subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

2. Non-Allowable Assets

Non-allowable assets consist of the following:

Property and Equipment (Net of Accumulated Depreciation)	$32,948
Prepaid Income Taxes	2,336
	$35,284

3. Focus Report

HRC Investment Services, Inc., a broker/dealer, is required to file a Focus Report Part IIA within 18 days of the month end with both the FINRA district and executive offices.

4. Loan Payable – First Niagra Bank

Long-term debt consists of the following:

1st Niagara Bank; 60 monthly payments of $1,792.51; due December 2011.	$21,510

5. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. As of the balance sheet dates the Company's cash exposure in excess of the FDIC insurance limits is $0. The Company routinely assesses the financial strengths of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

6. Net Capital Requirements

HRC Investment Services, Inc is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, HRC Investment Services, Inc had net capital of $143,308, which was $43,308 in excess of its required net capital of $100,000. HRC Investment Services, Inc net capital ratio was 1.43 to 1.

HRC Investment Services, Inc

Schedule I - Computation of Net Capital
Year Ended December 31, 2010

Total Assets	$ 269,770
Less: Total Liabilities	64,510
Net Worth	205,260
Deductions and/or Charges	
Non-allowable Assets:	
Furniture and Fixtures (Net of Depreciation)	32,948
Prepaid Income Taxes	2,336
Haircuts	26,668
Total Deductions	61,952
Net Capital	$ 143,308
Aggregate Indebtedness	
Items Included in Statements of Financial Condition:	
Accrued Expenses	$ 43,000
Loans Payable	21,510
Total Aggregate Indebtedness	$ 64,510
Minimum Net Capital Required (Based on Aggregate Indebtedness)	$ 4,301
Computation of Basic Net Capital Requirement	
Minimum Net Capital required	$ 100,000
Excess Net Capital	$ 43,308
Excess Net Capital at 1,000 percent	$ 23,308
Ratio: Aggregate Indebtedness to Net Capital	45.01%
Ratio: Aggregate Indebtedness to Debt Equity	0%

The accompanying notes are an integral part of the financial statements.

HRC Investment Services, Inc

Reconciliation of The Computation of
Net Capital Under Rule 15C3-1
December 31, 2010

Net Capital as Per December 31, 2010 Focus Report	$ 143,714
Reconciling Items Between Financial Statements and Focus Report	
New York State Taxes	406
Net Capital as Per December 31, 2010 Financial Statement	$ 143,308

The accompanying notes are an integral part of the financial statements.

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

Independent Auditor's Report on Internal

Accounting Control Required by Sec Rule 17a-5

HRC Investment Services, Inc.

Glen Head, New York

In planning and performing our audit of the financial statements of HRC Investment Services, Inc. for the year ended December 31, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by HRC Investment Services, Inc. that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ives & Sultan, LLP

Certified Public Accountants

February 17, 2011

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 • Fax: 516-496-9508

The Board of Directors of
HRC Investment Services, Inc
Glen Head, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by HRC Investment Services, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating HRC Investment Services, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). HRC Investment Services, Inc's management is responsible for the HRC Investment Services, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the period January 1, 2010 to December 31, 2010. There is no difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Ives & Sultan LLP
Certified Public Accountants
February 12, 2011

IVES & SULTAN, LLP
Certified Public Accountants

HRC Investment Services, Inc

SEC File Number 52570
Schedule of SIPC Assessment Payments
For The Assessment Period Year Ended December 31, 2010

SIPC 7 - General Assessment	$ 397
Less amounts paid to SIPC:	
July 28, 2010	(150)
February 17, 2011	(247)
	(397)
Amount left to be paid	$ -

IVES & SULTAN, LLP
Certified Public Accountants